Exhibit 99.1

PERDIGÃO S.A.	ELEVA ALIMENTOS S.A.
A Publicly Held Company	A Publicly Held Company
CNPJ/MF 01.838.723/0001-27	CNPJ/MF 92.776.665/0001-00

RELEVANT FACT

Pursuant to and for the purposes of the Brazilian Securities and Exchange Commission (CVM) instructions 319/99 and 358/02, both as amended, and complementary to the announcement to the market published on October 30 2007 (“Announcement to the Market”), the managements of Perdigão S.A. (“Perdigão”) and Eleva Alimentos S.A. (“Eleva”) wish to notify as follows.

As informed in the Announcement to the Market on October 30 2007, Perdigão, Eleva and the controlling shareholders of Eleva signed a Share Purchase and Other Covenants Agreement (“Share Purchase Agreement”) whereby (a) the controlling shareholders of Eleva have undertaken to sell to Perdigão 23,170,156 shares of Eleva representative of 46.23% of the stake in the company held by them and corresponding to 35.74% of the voting and total capital of Eleva at the price of R$ 25.8162443 per share, to be paid on or before December 30 2007, subject to compliance with the conditions set forth in the Share Purchase Agreement; and (b) through the incorporation of the shares of Eleva by Perdigão (“Incorporation of Shares”), it is hereby established that Perdigão shall take ownership of the remaining stake of 53.77% held by the controlling shareholders, representing 41.57% of the voting and total capital of Eleva in such a manner that the controlling shareholders shall receive 15,463,349 shares of Perdigão as a consequence of the Incorporation of Shares. With the conclusion of these transactions, Perdigão shall take shareholding control of Eleva, the latter becoming a wholly owned subsidiary of Perdigão.

With the purpose of financing the acquisition of the shares of Eleva, the said acquisition to be paid in cash and pursuant to item (a) above, Perdigão shall make a public offering comprising a primary distribution of its common shares (“Primary Offering”), the request for registration of which has been approved by Perdigão’s Board of Directors and filed with the CVM on October 30 2007.

Following the payment of the shares to be acquired in cash from the controlling shareholders of Eleva, pursuant to item (a) above, Perdigão shall hold a public offering for the acquisition of 46.23% (forty-six decimal point twenty-three percent) of the shares of the minority shareholders of Eleva, pursuant to article 254-A of the Corporation Act at the same price and under the same conditions of acquisition as the other shares held by Eleva’s controlling shareholders (“Tag Along Offering”), that is, through payment in cash of the shares held by the minority shareholders at the price of R$ 25.8162443 per share. For the remaining shares held by the minority shareholders, the latter shall receive shares of Perdigão in the proportion of 1 (one) common share issued by Perdigão for 1.74308855 common share issued by Eleva in accordance with the Incorporation of Shares.

The request for the registration of the Tag Along POS was filed with the CVM on November 12 2007. Following the resolutions of the extraordinary general meetings of Perdigão and Eleva convened for November 29 2007, financial settlement of the Tag Along POS, and following the resolution of the board of directors of Perdigão for increasing the capital stock arising from the Incorporation of Shares, the said Incorporation of Shares shall be implemented.

Pursuant to the provisions in the regulations, the description of the terms, conditions and other information relative to the Incorporation of Shares are as follows.

1.                                      Reasons for the Incorporation of Shares and Estimated Cost.

1.1.                             Reasons for the Incorporation of Shares. The managements of Perdigão and Eleva believe that the operation will create shareholder value for both companies, given that it will result in one of the largest players in the meats and dairy-processed product segments in Latin America.

The Incorporation of Shares shall additionally allow the capture of financial, operational and commercial synergies and tax benefits generated from the amortization of the goodwill resulting from the acquisition in the estimated amount of R$ 1,095.3 million. The future use of goodwill shall only occur after the conclusion of all related legal aspects, making it deductible.

1.2.                             Estimated Cost of the Incorporation of Shares. The estimated cost for the execution of the Incorporation of Shares is approximately R$ 1.4 million, consisting of expenses related to the rendering of financial, accounting and legal services as well as for the preparation of reports, publications and other related services.

2.                                      Corporate Acts preliminary to the Incorporation of Shares.

The Board of Directors and the Fiscal Councils of Perdigão and Eleva have approved the Incorporation of Shares. On the same date as the publication of this announcement to the market, the convening notices for the extraordinary general meetings of Eleva and Perdigão shall be published for the purposes of deliberating on the Incorporation of Shares.

3.                                      Number, Type and Class of Shares to be Delivered.

3.1.                             Share Exchange Ratio. 1 (one) new common share issued by Perdigão shall be assigned to each 1.74308855 common share issued by Eleva.

3.2.                             Share Fractions. The fractions of shares arising from the exchange ratio shall be rounded down to the nearest whole number and the difference shall be paid in cash by Perdigão within a period of 3 (three) business days as from the receipt of the product of the sale obtained by Perdigão on the São Paulo Stock Exchange – BVSP (“Bovespa”) for the shares corresponding to the totality of the fractions.

3.3.                             Criterion Used to Determine the Exchange Ratio. For the purposes of establishing the exchange ratio of the shares issued by Eleva for shares issued by Perdigão, Eleva and Perdigão were evaluated according to the same criterion, that of economic value, using the discounted cash flow method, on the basis of a valuation report prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. The valuation produced the following price ranges: R$43.32 to R$47.89 per share of Perdigão and of R$23.79 to R$26.29 per share of Eleva.

3.4.                             Reasons why the Incorporation of Shares is Equitable. The Incorporation of Shares is equitable since it treats both the minority and also the controlling shareholders of Eleva in an isonomic manner. The exchange ratio to be adopted in the Incorporation of Shares is the same as that used for determining the shares to be assigned to Eleva’s controlling shareholders, under the conditions of the Share Purchase Agreement, and to the minority shareholders of Eleva in the public offering of shares pursuant to article 254-A of the Corporation Act, that is, 1 (one) new common share issued by Perdigão for each 1.74308855 common share issued by Eleva.

4.                                      Civil and Property Rights

4.1.                             Comparative Chart of the Civil and Property rights assigned to the Holders of the Common shares Issued by Perdigão and Eleva.

Perdigão ON	Eleva ON
voting rights in the ordinary and extraordinary general shareholders’ meetings	voting rights in the ordinary and extraordinary general shareholders’ meetings right to receive a mandatory dividend of 25% of the adjusted net income for the fiscal year pursuant to article 202 of the Corporation Act or other distributions held relative to the common shares in the proportion of their participation in the capital stock right to receive a mandatory dividend of 25% of the adjusted net income for the fiscal year pursuant to article 202 of the Corporation Act or other distributions held relative to the common shares in the proportion of their participation in the capital stock in the event of the winding up of the company, the right to receive the amounts relative to reimbursement of the capital, proportional to their participation in the capital stock, following the payment of all obligations.

in the event of the winding up of the company, the right to receive the amounts relative to reimbursement of the capital, proportional to their participation in the capital stock, following the payment of all obligations except in certain circumstances pursuant to the Joint Stock Companies Law and in the company bylaws, the right to participate in future capital increases in the proportion to their participation in the capital stock except in certain circumstances pursuant to the Joint Stock Companies Law and in the company bylaws, the right to participate in future capital increases in the proportion to their participation in the capital stock right to sell their shares under the same conditions as those assured to the selling majority shareholder in the event of the sale of a controlling share by the Offerer, either through a single operation or through successive operations right to sell their shares through a public offering to be held by the controlling shareholder or in the event of cancellation of registration as a listed company or of cancellation of the New Market listing, for their respective economic value right to sell their shares in a public offering in the event of acquisition of shares in a quantity equal or superior to 20% of the total shares issued by the Offerer, pursuant to the terms and conditions of article 37 of the company bylaws

4.2.                             Participation in the Profits of the Offerer. The shares to be issued as a result of the Incorporation of Shares shall be entitled to the same rights as enjoyed by the other shares issued by the Offerer as from the date that the Incorporation of Shares becomes effective.

5.                                      Calculation of the Exchange Ratio and Criteria for Valuation of Shareholders’ Equity.

5.1.                             Valuation for Capital Increase. For the purposes of the capital increase of Perdigão in the light of the Incorporation of Shares, Eleva’s net assets were evaluated on the basis of their economic value, using the discounted cash flow method with a baseline date of September 30 2007, by Credit Suisse, registration details of which are shown in item 9.1 below. This valuation is subject to ratification by Perdigão’s general shareholders meeting which shall deliberate on the Incorporation of Shares, having calculated the value of R$ 900,000,000.00 for Eleva’s net assets.

5.2.                             Valuation on the Basis of Economic Value. As mentioned in item 3.3 above, Credit Suisse was hired to evaluate Eleva and Perdigão on the basis of their respective economic values as at the baseline date of September 30 2007.

5.3.                             Valuation on the Basis of Shareholders’ Equity at Market Prices. Pursuant to article 264 of the Joint Stock Companies Law, the respective shareholders’ equity of Perdigão and Eleva were evaluated at market prices by Planconsult Planejamento e Consultoria Ltda. (“Planconsult”), as registered in item 9.1 below, according to the same criteria and as at the same baseline date, that of September 30 2007.

5.3.1                       Exchange Ratio based on the Shareholders’ Equity Values at Market Prices. Pursuant to article 264 of the Joint Stock Companies Law and without derogating the exchange ratio established in item 3.1. above and according to the valuation reports prepared by Planconsult, the exchange ratio is as follows: 1 (one) new common share issued by Perdigão for each 1.82544855 common share issued by Eleva.

5.4.                             Treatment of Subsequent Changes in Equity Values. The equity variations, which may occur in Eleva’s accounts between the baseline date of the valuation report and the date the Incorporation of Shares becomes effective, shall be borne by Eleva. Following the consummation of the Incorporation of Shares, variations in equity shall be borne by Perdigão through the equity pick-up account.

5.5.                             Treatment of the Shares of a Corporation Held by Another. Eleva holds no shares issued by Perdigão. The shares issued by Eleva and held by Perdigão prior to the date on which the Incorporation of Shares was effected, given the acquisition of part of the shares of Eleva held by its controlling shareholders and of the acquisition of the shares of the minority shareholders  of Eleva that have agreed to sell their shares in the Tag Along Offering, shall remain in the ownership of Perdigão.

6.                                      Increase in Perdigão’s Capital. The value of the increase in capital of Perdigão and the number of shares to be issued shall be established by the Board of Directors within the limits of the authorized capital, following the financial settlement  of the Tag Along Offering. The new shares to be issued by Perdigão shall be paid in with shares issued by Eleva (except those already held by Perdigão) and allocated to the shareholders of Eleva (except Perdigão) in accordance with the exchange ratio mentioned in item 3.1. above.

7.                                      Right of Withdrawal and Reimbursement Value. The approval of the resolutions with respect to the Incorporation of Shares described herein shall not confer rights of withdrawal to the shareholders of Perdigão, pursuant to article 137, subsection II of the Joint Stock Companies Law. The minority shareholders of Eleva shall have the right to reimbursement of their shares on the basis of the latter’s book value of R$ 8.92 per share, as at the last approved balance sheet, that is as of September 30 2007. These shareholders may opt for the reimbursement of their shares on the basis of the value of shareholders’ equity at market prices of Eleva, namely R$ 9.34 per share according to the valuation mentioned in item 5.3. above

The shareholders of Eleva shall have the right to reimbursement conditional on the substantiation that they are holders of these shares as at the date of publication of the first convening notice to Eleva’s extraordinary general shareholders’ meeting to be held to deliberate on the Incorporation of Shares, the same publication date as this announcement to the market pursuant to article 137 of the Joint Stock Companies Law. The dissenting shareholders shall expressly manifest their intention of exercising their withdrawal rights within a term of 30 (thirty) days as from the date of publication of the minutes of the Extraordinary General Meeting that shall approve the Incorporation of Shares. The payment of the respective reimbursement shall be conditional on the effecting of the operation pursuant to article 230 of the Corporation Act, and shall be executed by Eleva up to the 3rd  (third) business day following the date of concluding the respective operation.

8.                                      Liabilities. There is no knowledge of any off-balance sheet debts or material obligations in either the case of Perdigão or Eleva. Perdigão shall set aside a provision to maintain the integrity of its shareholders’ assets. The reversal of this provision shall allow the neutralization of the adverse effects of the goodwill premium on its balance sheets and shall assure the maintenance of the dividend flow pursuant to article 16 of CVM Instruction 319/99.

9.                                      Valuation Institutions.

9.1                                Identification of the Valuation Institutions. Credit Suisse, a financial institution with registered offices at Avenida Brigadeiro Faria Lima, 3,064, 13th floor in the city and state of São Paulo, enrolled in the Corporate Taxpayers’ Register (CNPJ) under number 33.987.793/0001-33 was hired to prepare the economic report of Perdigão and Eleva. Planconsult, a corporation with its registered offices at Avenida das Nações Unidas, 13,797, bloco 2, 17th floor in the city and state of São Paulo, enrolled in the Corporate Taxpayers’ Register (CNPJ) under the  number 51.163.798/0001-23, was hired to prepare the valuation reports of the shareholders’ equity of Perdigão and Eleva at market prices. The hiring of these entities is subject to ratification by the general shareholders’ meetings of the companies which shall deliberate on the Incorporation of Shares.

9.2.                             Declaration of Absence of Conflicts of Interests. Credit Suisse and Planconsult declare, each one in relation to itself, that there are no conflicts or communion of interests, either actual or potential, with the controlling shareholders of Perdigão or Eleva or in relation to their respective minority shareholders, or to their partners, or to the operation itself.

10.                                Approval of the Regulatory Authorities. The operation shall be submitted to the Brazilian anti-trust authorities (Administrative Council of Economic Defense – CADE, Secretariat of Economic Law – SDE and the Secretariat of Economic Monitoring – SEAE).

11.                                Additional Information.

11.1.                       Trading on the Bovespa. Following the execution of the Incorporation of Shares of Eleva,  Eleva’s shares shall be traded under the ticker symbol of Perdigão

11.2.                       Future Business Plans. Should the Incorporation of Shares be approved and, if after the lapsing of the legal term, the shareholders of Perdigão and Eleva have not reconsidered the Incorporation of Shares, the cancellation of Eleva as a listed company shall be requested.

11.3.                       Available Documents. All documents with respect to the Incorporation of Shares may be accessed from the websites of Perdigão (www.perdigao.com.br/ri) and Eleva (www.eleva.com.br). Copies of this same material shall also be available on the websites of the CVM (www.cvm.gov.br) and Bovespa (www.bovespa.com.br), as from this date. Shareholders wishing to consult and examine the documents at the companies’ registered offices should arrange a date and time for doing so by calling (11) 3718-5465, 3718-5301 and 3718-5306, with Ms. Edina Biava, or (51) 3371-7491 with Mr. Alexandre Torrano.

Addresses: (i) shareholders of Perdigão: Av. Escola Politécnica, 760, CEP 05350-901, São Paulo – SP – CEP and (ii) shareholders of Eleva: – Av. das Indústrias, 720, CEP 90200-290, Porto Alegre - RS.

São Paulo, November 13  2007.

Nildemar Secches	Shan Ban Chun
Chairman of the Board of Directors and Chief Executive Officer of Perdigão S.A.	Chairman of the Board of Directors of Eleva Alimentos S.A.

Wang Wei Chang	Cláudio Santos
Chief Financial Officer and Investor Relations Director of Perdigão S.A.	Chief Financial Officer and Investor Relations Director of Eleva Alimentos S.A

The common shares to be sold in the Primary Offering will not be registered with the U.S. Securities and Exchange Commission (SEC) and thus may only be offered and sold in the United States of America on the basis of exemption or in transactions not subject to registration with the SEC.